Exhibit 99.1

Golden Star Announces a Project Update

TORONTO, April 3, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce a project update for its Prestea Underground Gold Mine ("Prestea Underground"), Mampon deposit and Wassa Underground Gold Mine ("Wassa Underground") in Ghana.  The Company also announces that it is hosting a site visit for analysts, investors and journalists at its two mines.

HIGHLIGHTS

•	Development has commenced of the first stope in the high grade West Reef at Prestea Underground
•	Mining has commenced from the Mampon deposit and ore mined from Mampon will be processed in conjunction with ore from the Prestea Open Pits
•	Mining has commenced from the high grade B Shoot zone at Wassa Underground

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"Golden Star continues to reach its key milestones, on time and on budget.  Exciting progress is being made at Prestea Underground and I look forward to blasting the first stoping ore later this quarter.  At Mampon, commencing mining within the expected timeframe is testament to the hard work of our team in Ghana and their strong relationship with local communities.  Finally, operations at Wassa Underground are progressing as planned and it is pleasing that we have now begun accessing the B Shoot, which is the main target of the Wassa Underground development.  Our transformation into a low cost, high grade, mid-tier producer remains well on track."

PROJECT UPDATE

Prestea Underground

Development of the first stope of the West Reef has commenced at Prestea Underground.  Prestea Underground is a high grade mine with Mineral Reserves averaging 13.93 grams per tonne ("g/t") of gold ("Au") (1.1 million tonnes for 490,000 ounces of gold).  Golden Star is planning to use a mechanized shrinkage method to mine Prestea Underground called Alimak raise mining and all five Alimak raise climbers expected to deliver the targeted 650 tonnes per day ("tpd") mining rate are now on site.

Golden Star moved the first Alimak underground in January 2017, with development of the first stope commencing in March 2017 as planned.  The first Alimak nest, which is the area where the Alimak is stored during blasting, is complete and approximately 35 metres of the first raise have been blasted.  The development of the second nest has also commenced. Golden Star expects to blast the first stoping ore at Prestea Underground during the second quarter of 2017 and commercial production is anticipated to be achieved in mid-2017.

Mampon

Mining has commenced from the Mampon deposit, as planned.  Mampon is a high grade, open pit, oxide deposit, with Mineral Reserves of 301,000 tonnes at 4.64 g/t Au for 45,000 ounces of gold.  Mampon is 65 kilometres to the north of the carbon-in-leach processing plant and ore from Mampon is being blended with ore from the Prestea Open Pits.

Mampon is located within a forestry reserve and Golden Star obtained the mining lease, environmental permit and forestry permit, within the planned timeframe.  In connection with obtaining the forestry permit, as well as part of the Company's commitment to environmental sustainability, Golden Star has pledged to reforest an area three times the size of the area being deforested for mining and to backfilling the pits in the forestry reserve.  Golden Star has fostered a strong relationship with the local community and the various regulatory authorities and this was reflected in the timely way in which the Company received the necessary permits.

Mining is expected to continue from Mampon for three months, with processing continuing for six months, based on the current Mineral Reserves.  Due to its high grade nature, Mampon is expected to have a positive impact on Golden Star's cash flow during 2017.

Photographs of the progress being made at Prestea Underground and Mampon are available at: http://www.gsr.com/operations/prestea/default.aspx

Wassa Underground

Mining of the high grade B Shoot zone of Wassa Underground has commenced.  Golden Star blasted the first stoping ore from the B Shoot in late March 2017, on budget and within the planned timeframe.

Golden Star is using a conventional longhole open stoping method to mine Wassa Underground.  The first stopes of the B Shoot will be mined via longitudinal stoping and these stopes are anticipated to be between 15 and 20 metres wide.  As mining progresses further into the B Shoot, Golden Star plans to use transverse stoping to mine the wider, higher grade portion of the deposit, with expected widths of between 20 and 40 metres.

Transverse stoping is expected to commence during the third quarter of 2017 and this is anticipated to result in stronger production from Wassa Underground in the second half of 2017.

In addition, underground mining rates during the first quarter of 2017 exceeded Golden Star's expectations.  The Company is targeting a mining rate of 1,400 tpd from Wassa Underground in 2017, with the objective of ramping up to 2,200 tpd in 2018, which is the mining rate outlined in the Company's Feasibility Study for Wassa Underground.  However the mining team regularly achieved stronger daily mining rates during the first quarter of 2017, which had a positive impact on productivity.  Golden Star will provide further details of the progress being made by the mining team at Wassa Underground when it releases the results for the first quarter of 2017.

SITE VISIT

Golden Star is hosting an analyst and investor visit to its two mines in Ghana on April 7 and 8, 2017.

During these two days, the group will visit the Company's two producing open pit operations (the Wassa Main Pit and the Prestea Open Pits) and its two high grade underground mines (Wassa Underground and Prestea Underground).

The group will also be given a series of technical presentations, which will cover all aspects of the Company's operations including its 2017 exploration program.

The technical presentations will be available on the Company's website from 07:00 on April 7, 2017, at: http://www.gsr.com/investors/events-and-presentations

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: the timing of the blasting of the first stope at Prestea Underground; the ability of the Company to transform into a low cost, high grade, mid-tier producer; the ability of the Company to achieve a mining rate of 650 tpd at Prestea Underground; the ability of the Company, through Alimak stoping, to achieve commercial production at Prestea Underground in mid-2017; the duration of mining and processing of ore from Mampon; the ability of production from Mampon to have a positive impact on Golden Star's cash flow in 2017; the planned sizes of the stopes at Wassa Underground; the timing of the mining of the first transverse stopes at Wassa Underground; the ability of the transverse stopes to generate stronger production in the second half of 2017 from Wassa Underground; the ability of Wassa Underground to ramp up to a mining rate of 2,200 tpd; and 2017 gold production and cash operating costs.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information

The technical contents of this press release and the 2016 estimates of Mineral Reserves, have been reviewed and approved by and were prepared under the supervision of Dr. Martin Raffield, Senior Vice President, Project Development and Technical Services for the Company. Dr. Raffield is a "Qualified Person" as defined by NI 43-101.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

SOURCE Golden Star Resources Ltd.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/April2017/03/c1075.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 03-APR-17